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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)*

                          GLACIER WATER SERVICES, INC.
  .............................................................................
                                (Name of Issuer)

                                  COMMON STOCK
  .............................................................................
                         (Title of Class of Securities)

                                    376395109
  .............................................................................
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
  1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721
  .............................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    8/13/2004
  .............................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 376395109
                                 SCHEDULE 13D                  PAGE 2 OF 7 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KAYNE ANDERSON CAPITAL ADVISORS, L.P.          - 95-4486379

..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
..............................................................................
 3      SEC USE ONLY
..............................................................................
 4      SOURCE OF FUNDS*
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                             [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A CALIFORNIA LIMITED PARTNERSHIP
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                      1,161,042
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    1,161,042
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        1,161,042
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [ ]
..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        51.6%
..............................................................................
12      TYPE OF REPORTING PERSON*

        IA
..............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109
                             SCHEDULE 13D                      PAGE 3 OF 7 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD A. KAYNE                               - ###-##-####
..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
 4      SOURCE OF FUNDS*
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                             [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        A U.S. CITIZEN
..............................................................................
7       SOLE VOTING POWER

NUMBER OF                           2,566
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                      1,161,042
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    2,566
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    1,161,042
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        1,163,608
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [ ]
..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        51.7%
..............................................................................
12      TYPE OF REPORTING PERSON*

        IN
..............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                AMENDMENT NO. 20

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

        Glacier Water Services, Inc.
        2651 La Mirada Drive, Suite 100
        Vista, California  92083

ITEM 2.  IDENTITY AND BACKGROUND

a.      KAYNE ANDERSON CAPITAL ADVISORS, L.P.


        Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment partnerships holding the issuer's Common Stock. KACALP also serves as investment adviser to a small number of separate account clients which hold the issuer's Common Stock.

        Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. ("KA Holdings"), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

b.      RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

        Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company ("KARIM"), and President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

        Mr. Kayne is a Director of Glacier Water Services, Inc.

c. None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

d. The following persons (in addition to Mr. Kayne) are officers and/or directors of KAIM and KA Holdings. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

        JOHN E. ANDERSON.     Chairman of Topa Equities, Ltd., a diversified
                              investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
                              Mr. Anderson is Director of KAIM and KA Holdings.

        HOWARD M. ZELIKOW.    Vice President and Director of KAIM

        ROBERT V. SINNOTT.    Vice President of KAIM

        RALPH C. WALTER.      Chief Operating Officer of KAIM and  KA Holdings.

        DAVID J. SHLADOVSKY.  General Counsel and Secretary of KAIM and
                              KA Holdings.

        JOHN F. DALEY.        Chief Financial Officer and Treasurer of KAIM and
                              KA Holdings.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership and other managed account funds were derived by a combination of cash and security contributions by limited partners or the managed account holder, as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne and KACALP, on behalf of themselves and their managed accounts, will consider making further purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. Mr. Kayne beneficially owns 1,163,608 shares of the Common Stock, or approximately 51.7% of the outstanding Common Stock. Of those shares, KACALP, as general partner of or investment adviser to investment funds or accounts, beneficially owns 1,161,042 shares of the Common Stock, or approximately 51.6% of the outstanding Common Stock.

b. (i) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 2,566 shares of the Common Stock, and (ii) Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 1,161,042 shares of the Common Stock.

The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as general partner or investment adviser.

KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c. Transactions of the shares were made as follows:


  Date         Type          # of shares       Price        Where/how transaction effected
  ----         ----          -----------       -----        ------------------------------
 8/12/04       buy               5,000         $18.24       open market

d. Not applicable

e. Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I   Joint Filing Agreement between Richard A. Kayne and KACALP.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 16, 2004
--------------------------
            Date


   /S/ Richard A. Kayne
--------------------------
     Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By: Kayne Anderson Investment Management, Inc.


    By: /S/ David J. Shladovsky
        -------------------------------
        David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



/S/ Richard A. Kayne
-------------------------------------------
Richard A. Kayne



/S/ David J. Shladovsky
-------------------------------------------
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner